

17017621

LL

IISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAR 13 2017

Washington DC 408

| SEC FILE NUMBER |
|---|
| 8-48726 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFG Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Blair Hill Lane, 4th Floor
(No. and Street)

| Baltimore, | MD | 21209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed McCabe (732) 713-5023
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - *if individual, state last, first, middle name*)

| 1800 JFK Boulevard | Philadelphia, | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

RECEIVED 2017 MAR 15 PM 12:52 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DO

## OATH OR AFFIRMATION

I, Kevin P. Rast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Capital Markets, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JADE GREER
Notary Public-Maryland
Baltimore County
My Commission Expires
January 06, 2021

Notary Public

Signature

Executive Managing Director - CEO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

# CFG CAPITAL MARKETS, LLC
# (A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FUNDING GROUP, INC.)

YEAR ENDED DECEMBER 31, 2016

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

For the year ended December 31, 2016

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CFG Capital Markets, LLC

We have audited the accompanying statement of financial condition of CFG Capital Markets, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CFG Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFG Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS


CITRINCOOPERMAN®
Accountants and Advisors

The supplemental information contained in the schedules on pages 21 - 22 has been subjected to audit procedures performed in conjunction with the audit of CFG Capital Markets, LLC's financial statements. The supplemental information is the responsibility of CFG Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.


CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 9, 2017

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

Statement of Financial Condition

December 31, 2016

| ASSETS | | |
|---|---|---|
| Cash | $ | 113,445 |
| Trading securities owned, at fair value | | 8,849,358 |
| Deposit with clearing organization | | 250,000 |
| Prepayments to and advances to related parties | | 824,051 |
| Notes receivable | | 240,305 |
| Furniture and fixtures, net | | 22,882 |
| Intangible assets | | 92,800 |
| Goodwill | | 8,015 |
| Other assets | | 14,082 |
| TOTAL ASSETS | $ | 10,414,938 |

| LIABILITIES AND MEMBER'S EQUITY | | |
|---|---|---|
| LIABILITIES | | |
| Securities sold not yet purchased, at fair value | $ | 3,352,705 |
| Due to broker | | 2,072,841 |
| Accounts payable and accrued expenses | | 44,264 |
| TOTAL LIABILITIES | | 5,469,810 |
| MEMBER'S EQUITY | | 4,945,128 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 10,414,938 |

See notes to financial statements

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

## Statement of Operations

For the year ended December 31, 2016

| | |
|---|---|
| **REVENUES** | |
| Net trading income | $ 3,025,181 |
| Advisory fee income from loan sales | 553,452 |
| Placement fee income | 448,877 |
| Other income | 183,232 |
| Total Revenues | 4,210,742 |
| **EXPENSES** | |
| Salaries and commissions | 2,777,816 |
| Other employee benefits | 189,684 |
| Other-than-temporary impairment on other investments | 175,000 |
| Trade and clearing fees | 350,030 |
| Information systems | 408,817 |
| Office administration | 189,467 |
| Travel and entertainment | 156,673 |
| Professional fees | 143,334 |
| Regulatory and compliance | 60,367 |
| Other expenses | 25,993 |
| Total Expenses | 4,477,181 |
| NET LOSS | $ (266,439) |

See notes to financial statements

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

## Statement of Changes in Member's Equity

For the year ended December 31, 2016

| | |
|---|---|
| Balance, January 1, 2016 | $ 6,711,567 |
| Distributions | (1,500,000) |
| Net loss | (266,439) |
| BALANCE, DECEMBER 31, 2016 | $ 4,945,128 |

See notes to financial statements

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

Statement of Cash Flows

For the year ended December 31, 2016

| | | |
|---|---|---|
| Operating activities: | | |
| Net loss | $ | (266,439) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | | 6,761 |
| Other-than-temporary impairment on other investments | | 175,000 |
| Changes in operating assets and liabilities | | |
| Trading securities owned | | (1,664,879) |
| Prepayments to and advances to related parties | | 1,524,107 |
| Other assets | | 10,842 |
| Securities sold not yet purchased | | 2,576,153 |
| Due to broker | | (435,686) |
| Accounts payable and accrued expenses | | (917,611) |
| Net cash provided by operating activities | | 1,008,248 |
| Investing activities: | | |
| Purchases of furniture and fixtures | | (8,195) |
| Repayments on notes receivable | | 74,695 |
| Net cash provided by investing activities | | 66,500 |
| Cash used in financing activities: | | |
| Distributions | | (1,500,000) |
| Net decrease in cash | | (425,252) |
| Cash, beginning | | 538,697 |
| CASH, ENDING | $ | 113,445 |

See notes to financial statements

## NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CFG Capital Markets, LLC (the Company) was formed under the laws of the State of Maryland on October 29, 1997, under the name Havenwood Capital Markets, LLC (Havenwood) for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (the Act) and is a member organization of the Financial Industry Regulatory Authority (FINRA). On August 26, 2011, the members of Havenwood Capital Markets, LLC sold 100% of their membership interests to Capital Funding Group, Inc. (the Parent). Subsequent to the assignment of membership interests, CFG, as the sole member, elected to change the name of the Company to CFG Capital Markets, LLC. The Company's operating agreement provides that the existence of the Company is perpetual.

The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services including principal transactions, agency transactions and investment banking activities.

Since the Company is a limited liability company, the Parent, as the sole member of the company, is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Parent has signed a specific guarantee.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Unrealized and realized gains and losses on proprietary trading are recorded on a trade-date basis and are recorded in net trading income or loss in the Statement of Operations. Commission income, clearing expenses are also recorded on a trade-date basis. Placement fees are billed on fixed fee arrangements and recognized only when all revenue recognition criteria have been met including mutual acceptance that the contract services have been

performed, and payment is reasonably assured. Advisory fee income from loan sales are recognized upon delivery of loans to investors.

Securities sold not yet purchased

Securities sold not yet purchased represent obligations of the Company to deliver securities at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices which may exceed the amount reflected on the Statement of Financial Condition.

Income Taxes

As of January 1, 2013, the Company elected to be a Qualified Subchapter S Subsidiary (QSSS) of Capital Funding Group, Inc., the sole owner of the Company. As a QSSS, all items of taxable income, deductions and tax credits are passed through to and are reported by the owners of the Parent on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

For the year ended December 31, 2016, the Company did not incur any interest or penalties from taxing authorities for returns filed in prior years. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2013 remain open.

Furniture and Fixtures

Furniture and fixtures are stated at cost, less accumulated depreciation, computed using a straight-line method. Furniture and fixtures are depreciated over their useful lives, which generally range from 3 to 10 years

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets acquired in a business combination. Goodwill is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the reporting unit's fair value is less than its carrying amount. If it is more likely than not that the

reporting unit's fair value is less than its carrying amount, a two-step goodwill impairment test is performed. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

Intangible Assets

The Company's only intangible asset is the brokerage license acquired in the acquisition. The Company has determined this license to be an indefinite lived intangible asset not subject to amortization. Indefinite lived intangible assets are tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not that (greater than 50% likelihood) the intangible asset is impaired. If it is more likely than not that the intangible asset is impaired, the fair value of the intangible asset is determined and compared to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Fair Value Measurements

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs is used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Other Investments

Other investments represent cost method investments which are evaluated for impairment annually and are carried at the lower of cost or fair value. If the Company determines a decline in fair value is considered to be other-than-temporary an impairment charge will be recognized through earnings.

Advertising Costs

Advertising costs are expensed as incurred; there were none for the year ended December 31, 2016.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09). The update applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in FASB Accounting Standards Codification (ASC) 605, *Revenue Recognition,* and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2018. The

Company is currently evaluating the impact of the future adoption of ASU 2014-09 on the Company's financial statements and on net capital.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The update requires that, at lease inception, a lessee recognize in the Statement of Financial Condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-to-use asset in the Statement of Operations, while for operating leases, such amounts should be recognized as a combined expense in the Statement of Operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is still evaluating the effect of ASU No. 2016-02 on its financial statements and on net capital.

## NOTE 3 - CONCENTRATIONS OF CREDIT RISK

As an introducing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps its cash with major banks and/or its clearing broker. Cash in bank accounts is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in bank accounts in excess of the insured limits. Cash held at the clearing broker is not insured by the FDIC, but is subject to coverage by the Securities Investor Protection Corporation (SIPC).

## NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has entered into a clearing agreement with another broker-dealer. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000. As of December 31, 2016, the balance in the clearing account is $250,000 and is included as "Deposit with clearing organization" on the Statement of Financial Condition.

## NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

The assignment of membership interests effectuated a business combination that required a valuation of the acquired assets to fair value as of the acquisition date to reflect the purchase price paid in the acquisition. The Parent's cost has been pushed down by recording the fair value of the acquired assets on the Company's books. The purchase price allocation at acquisition date resulted in the recording of goodwill of $8,015 and an indefinite lived intangible asset related to the Company's brokerage license in the amount of $92,800.

Based on a qualitative assessment performed as of December 31, 2016, the Company determined it is more likely than not that the reporting unit's fair value is greater than its carrying value and concluded there is no goodwill impairment.

## NOTE 6 – DUE TO BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to margin payable and is collateralized by securities owned by the Company. Proceeds received from transactions executed with the broker-dealer are included in "Cash" on the Statement of Financial Condition.

## NOTE 7 - OTHER INVESTMENTS

The Company records its investments in a certain limited partnership under the cost method because the units are not readily marketable nor does the Company have sufficient ownership to influence the operations of this entity. During the year ended December 31, 2016, the Company determined that the other investments were fully impaired and recorded an other-than-temporary impairment charge in the amount of $175,000.

## NOTE 8 – FURNITURE AND FIXTURES

Depreciation expense for the year ended December 31, 2016 was $6,761. The balances of furniture and fixtures at December 31, 2016 are as follows:

| | |
|---|---|
| Furniture and fixtures | $ 36,117 |
| Accumulated depreciation | (13,235) |
| | $ 22,882 |

NOTE 9 – LEASE OBLIGATION

The Company has entered into a lease agreement for office space subject to an escalation clause. The lease agreement expires on June 30, 2017. For the year ended December 31, 2016, total rent expense was $83,982. Minimum lease payments over the remaining lease term are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2017 | $ 42,487 |
| Total minimum payments due | $ 42,487 |

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement for providing advisory services in connection with the placement of loans originated by the Parent in the secondary market. During the year ended December 31, 2016, the Company earned advisory fees of $553,452 related to its placement of the Parent's loans.

The Company has also entered into other agreements for providing advisory or investment banking services to the owner of the Parent and other subsidiaries of the Parent. The Company earned $190,000 in investment banking fees related to services performed in the current year.

The Company shares office space with the Parent and has entered into an expense sharing agreement with respect to overhead expenses, including rent, office equipment, phone, copy services, computer services, and human resource services incurred in maintaining the Parent

offices in Baltimore, Maryland. During the year ended December 31, 2016, the Company paid $68,660 of overhead expenses to the Parent.

The amounts representing prepayments to and advances to related parties are non-interest bearing. During 2016, the Parent allocated $1,466,516 of operating expenses to the Company, which were offset against the balance at December 31, 2015. As of the date the financial statements were available to be issued, the remaining balance of prepayments to and advances to related parties amounted to $966,585.

The Company has entered into a note receivable with a former executive in the amount of $360,000 due February 17, 2017. The note bears interest at a fixed annual rate of 3.0%. In accordance with the note agreement, if the required minimum annual principal payments of $66,667 plus accrued interest are made on or before their due date, the remaining unpaid principal of the note will be reduced an additional $53,333 each year. There are no remaining payments of principal and interest expected under this note agreement as of December 31, 2016.

## NOTE 11 – OFF-BALANCE SHEET RISK

The Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2016, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2016, prior to the Company "closing" its position.

## NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 1500%. At December 31, 2016, the Company had net capital of $2,534,155, which was $2,434,155 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was 1.75%.

NOTE 13 - FAIR VALUE

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models.)

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2016.

U.S. government securities, municipal bonds, and corporate bonds

The fair value of U.S. government securities, municipal bonds, and corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. U.S. government securities, municipal bonds, and corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

The following tables present the Company's fair value hierarchy for those assets and liabilities securities measured at fair value as summarized by industry on a recurring basis as of December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total | Valuation Technique |
|---|---|---|---|---|---|
| Trading securities owned | | | | | |
| U.S. government securities | $ - | $ 1,444,885 | $ - | $ 1,444,885 | (a) |
| Municipal bonds | - | 6,274,408 | - | 6,274,408 | (a) |
| Corporate bonds | - | 1,130,065 | - | 1,130,065 | (a) |
| | $ - | $ 8,849,358 | $ - | $ 8,849,358 | |
| Securities sold not yet purchased | | | | | |
| U.S. government securities | $ - | $ 1,448,205 | $ - | $ 1,448,205 | (a) |
| Corporate bonds | - | 1,904,500 | - | 1,904,500 | (a) |
| | $ - | $ 3,352,705 | $ - | $ 3,352,705 | |

Trading securities owned collateralize the amounts due to the clearing broker as well as the securities sold but not yet purchased.

The following table represents additional information about Level 3 assets measured at fair value. Changes in Level 3 assets measured at fair value for the year ended December 31, 2016, were as follows:

| | |
|---|---|
| Balance, January 1, 2016 | $ 175,000 |
| Impairment loss | (175,000) |
| Balance, December 31, 2016 | $ - |

## NOTE 14 - SUBSEQUENT EVENTS

Management evaluated the activity of the Company through the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

# SUPPLEMENTAL INFORMATION

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

SCHEDULE 1 – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2016

| | |
|---|---|
| Member's equity | $ 4,945,128 |
| Nonallowable assets: | |
| Prepayments to and advances to related parties | 824,051 |
| Notes receivable | 240,305 |
| Furniture and fixtures, net | 22,882 |
| Intangible assets | 92,800 |
| Goodwill | 8,015 |
| Other assets | 14,082 |
| Total deductions | 1,202,135 |
| Tentative net capital | 3,742,993 |
| Haircuts on investments | 1,208,838 |
| Net Capital | $ 2,534,155 |
| Aggregate indebtedness | |
| Total aggregate indebtedness | |
| Accounts payable and accrued expenses | $ 44,264 |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 100,000 |
| Excess net capital at 100% | $ 2,434,155 |
| Excess net capital at 120% | $ 2,414,155 |
| Ratio of aggregate indebtedness to net capital | 1.75% |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm

CFG Capital Markets, LLC
(a wholly-owned subsidiary of Capital Funding Group, Inc.)

OTHER INFORMATION

December 31, 2016

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claimed an exemption from the provisions of Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claimed an exemption from the provisions of Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.



CITRINCOOPERMAN®
Accountants and Advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
CFG Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CFG Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CFG Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") and (2) CFG Capital Markets, LLC stated that CFG Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CFG Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFG Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 9, 2017

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS


CFG CAPITAL
MARKETS, LLC
MEMBER FINRA/SIPC

CFG Capital Markets, LLC Exemption
Report

CFG Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

______________________________

CFG Capital Markets, LLC

I, Kevin P. Rast, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Name: Kevin P. Rast
Title: Executive Managing Director/CEO
Date: March 9, 2017